UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/ME nº 07.689.002/0001-89

NIRE 35.300.325.761

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON SEPTEMBER 1ST, 2021

Date, Time and Place: On September 1st, 2021, at 11 am, (“Company” or “Embraer”), exclusively by digital means, through the Microsoft Teams electronic platform, pursuant to CVM Instruction no. 481/2009, as amended (“ICVM 481”), deemed to have been held at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2,170, Building F-100.

Previous Publications: Second Call Notice published in the editions of August 17, 18 and 19, 2021, of the Official Gazette of the State of São Paulo (pages 27, 15 and 24), in the newspapers O Vale (pages 2,2 and 6) and Valor Econômico (pages A9, B7 and B9).

Composition of the Presiding Table: The Chairman of the Company’s Board of Directors, Alexandre Gonçalves Silva, in accordance with Section 23 of the Bylaws, assumed the chairmanship of the Shareholders’ Meeting, having invited the Legal Executive Vice-President & Chief Compliance Officer, Fabiana Klajner Leschziner, to act as secretary of the meeting and, to compose the presiding table, Mr. Eduardo Siffert Couto, designated by the Executive Vice President for Finance and Investor Relations, Antonio Carlos Garcia.

Attendance: Shareholders representing 61.8% of the Company’s capital stock were present, as evidenced (i) by the attendances registered by means of the electronic platform made available by the Company, pursuant to ICVM 481, and (ii) by the valid distance voting ballots received through the B3 Central Depository, the bookkeeping agent for the shares issued by the Company and directly by the Company, in accordance with CVM regulations.

Initial Clarifications: Initially, the Chairman of the Meeting reminded those present of the mechanism set forth in the Bylaws for counting the votes, informing that each common share shall be entitled to one vote on the resolutions, subject to the following established limits: a) no shareholder or group of shareholders, whether Brazilian or foreign, may cast votes in a number greater than 5% of the number of voting shares; and b) the foreign shareholders or groups of foreign shareholders may not cast votes in excess of 2/3 of the total votes that can be exercised by the Brazilian shareholders in attendance, provided that, in the event of excess, the number of votes of each foreign shareholder shall be proportionally reduced by the percentage of such excess, so that the total number of votes of the foreign shareholders does not exceed the limit of 40% of the total votes that may be cast in the Meeting. The above limitations shall apply to foreign shareholders and groups of foreign shareholders, jointly and successively.

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Cont. of the Minutes of the ESM of Embraer S.A. held on September 1st, 2021

Agenda: 1. To resolve on the amendment to the Bylaws in order to insert a transitional provision to: (a) only for the 2021/2023 biennium, provide that the Company’s Board of Directors shall have 10 effective members elected in accordance with Paragraph 3 of Section 27 of the Bylaws (in addition to the provisions contained in Paragraphs 1 and 2 of such Section); and (b) authorize the election of 2 additional effective members of the Board of Directors, exceptionally, on an individual basis and not through the slate system provided for in Section 31 of the Company’s Bylaws; and 2. Elect the 2 effective members of the Board of Directors, in the event the amendment to the Bylaws mentioned in item 1 above is approved.

Reading of Documents, Receipt of Votes, Drawing up and Publication of the Minutes: As proposed by the Board, (i) the reading of the Second Call Notice and the Manual and Management’s Proposal was waived, as they are fully known to the shareholders, as well as the reading of the consolidated voting map of the remote votes, adjusted after application of the voting limitation rules pursuant to the Company’s Bylaws, the referred to map having been published by the Company; and (ii) It is hereby recorded that the minutes of this Meeting shall be drawn up in summary form, in accordance with the provisions of Paragraph 1 of Article 130 of Law No. 6,404/76. In addition, the publication of the minutes of this Meeting omitting the signatures of the shareholders in attendance was approved, in accordance with the provisions of Paragraph 2 of Article 130 of Law No. 6,404/76. This proposal received 21,909,785 approvals and no abstentions or rejections.

Resolutions: After analyzing and discussing the matters included in the Agenda, the Shareholders resolved:

1. To approve the amendment to the Bylaws to insert a transitional provision to: (a) only for the 2021/2023 biennium, provide that the Company’s Board of Directors shall have 10 effective members elected in accordance with Paragraph 3 of Section 27 of the Bylaws (in addition to the provisions contained in Paragraphs 1 and 2 of such Section); and (b) authorize the election of 2 additional effective members of the Board of Directors, exceptionally, on an individual basis and not through the slate system provided for in Section 31 of the Company’s Bylaws. This proposal received 11,159,569 abstentions, 158,907,414 approvals and 98,535 rejections.

As a result of the approval above, the Company’s Bylaws are now in force with the following Sections:

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Cont. of the Minutes of the ESM of Embraer S.A. held on September 1st, 2021

“ARTICLE XI

TRANSITIONAL PROVISIONS

Section 64. Only for the 2021/2023 biennium, the Company’s Board of Directors shall have 10 members elected in accordance with Paragraph 3 of Section 27 of the Bylaws (in addition to the provisions contained in Paragraphs 1 and 2 of such Section). The 2 additional effective members shall be elected, by the shareholders, at a Shareholder’s Meeting, exceptionally, on an individual basis and not through the slate system.

Section 65. Section 64 hereof shall lose its effectiveness as soon as the term of office of the Board of Directors for the biennium 2021/2023 ends.”

2. To approve the election of Todd M. Freeman as an effective member of the Company’s Board of Directors. This proposal received 720,346 abstentions, 169,358,914 approvals and 86,259 rejections.

3. To approve the election of Kevin G. McAllister as an effective member of the Company’s Board of Directors. This proposal received 720,331 abstentions, 169,360,985 approvals and 84,202 rejections.

It is hereby recorded that:

The two elected effective members of the Board of Directors shall hold office until the Annual Shareholders’ Meeting to be held in 2023 and they declared, for the purposes of the provision of Paragraph 1 of Article 147 of Law No. 6.404/76, that they are not guilty of any of the crimes provided for by law that prevent them from performing business activities, and for the purposes of the provisions of Article 2 of CVM Instruction No. 367/02, Article 157 of Law No. 6,404/76 and Article 11 of CVM Instruction No. 358/02, the elected members of the Board of Directors shall take office upon execution of the respective instruments of investiture, in the form and within the term set forth in Paragraph 1, of Article 149 of Law No. 6,404/76, which will be filed at the Company’s headquarters.

Pursuant to the provisions of Article 17 of the Novo Mercado Listing Rules and Paragraph 5 of Section 27 of the Company’s Bylaws, it is hereby recorded that, according to the statements provided by the elected members of the Board of Directors, both meet the definition of Independent Member of the Board of Directors set forth in the Novo Mercado Rules.

Lastly, the Company’s Board of Directors is now composed as follows:

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Cont. of the Minutes of the ESM of Embraer S.A. held on September 1st, 2021

Alexandre Gonçalves Silva, Brazilian, married, engineer, bearer of Identity Card RG No. 39.565.565-1-SSP/SP and enrolled with the Individual Taxpayer’s Registry (CPF/ME) under No. 022.153.817-87, residing and domiciled in the City and State of São Paulo, with business address in the same city, at Rua Cel. Artur de Paula Ferreira, 132, apt 81, Vila Nova Conceição, CEP 04511-060, as Chairman of the Board of Directors; Raul Calfat, Brazilian, married, business administrator, bearer of Identity Card RG No. 5.216.686-7-SSP/SP and enrolled with the Individual Taxpayer’s Registry (CPF/ME) under No. 635.261.408-63, residing and domiciled in the City and State of São Paulo, with business address in the same city, at Av. Faria Lima, 201, 20º andar, Pinheiros, CEP: 05426-100, as Vice-Chairman of the Board of Directors; Claudia Sender Ramirez, Brazilian, married, engineer, bearer of Identity Card RG No. 23.417.461-4-SSP/SP and enrolled with the Individual Taxpayer’s Registry (CPF/ME) under No. 282.612.068-90, residing and domiciled in the City and State of São Paulo, with business address in the same city, at Rua Nicolau Gagliardi, 354, Pinheiros, CEP 05429-010; Dan Ioschpe, Brazilian, married, administrator, bearer of Identity Card RG No. 3018532915-SSP/RS and enrolled with the Individual Taxpayer’s Registry (CPF/ME) under No. 439.240.690-34, residing and domiciled in the City and State of São Paulo, with business address in the same city, at Rua Luigi Galvani 146, 13º andar, CEP 04575-020; João Cox Neto, Brazilian, married, economist, bearer of Identity Card RG No. 3944885-SSP/BA and enrolled with the Individual Taxpayer’s Registry (CPF/ME) under No. 239.577.781-15, residing and domiciled in the City and State of São Paulo, with business address in the same city, at Rua Jacques Félix, 53, Vila Nova Conceição, CEP 04509-000; Kevin G. McAllister, American, married, metallurgical and material engineer, bearer of the American Passport No. 642626346, residing and domiciled in West Chester, Ohio, United States of America, with business address in the city of Boca Raton, 2500 N Military Trl, Ste 470, 33431, Florida, United States of America; Maria Letícia de Freitas Costa, Brazilian, single, engineer, bearer of Identity Card RG No. 6.057.278-4-SSP/SP and enrolled with the Individual Taxpayer’s Registry (CPF/ME) under No. 050.932.788-58, residing and domiciled in the City and State of São Paulo, with business address in the same city, at Rua Tenente Negrão, 140, 14º andar, conj. 141, Itaim Bibi, CEP 04530-030; Pedro Wongtschowski, Brazilian, divorced, chemical engineer, bearer of Identity Card RG No. 3.091.522-3-SSP/SP and enrolled with the Individual Taxpayer’s Registry (CPF/ME) under No. 385.585.058-53, residing and domiciled in the City and State of São Paulo, with business address in the same city, at Av. Brigadeiro Luís Antônio, 1343, 9º andar, Bela Vista, CEP 01317-910; Sergio Guillinet Fajerman, Brazilian, married, administrator, bearer of Identity Card RG No. 04137542-9 SSP/RJ and enrolled with the Individual Taxpayer’s Registry (CPF/ME) under No. 018518957-10, residing and domiciled in the City and State of São Paulo, with business address in the same city, at Av. Engenheiro Armando de Arruda Pereira 707, CEP 04309-010 and Todd Messer Freeman American, married, administrator, bearer of American Passport No. 561616359, residing and domiciled in Westport, Connecticut, United States of America, with business address in the same city, at 11 Bermuda Road, 06880, as members of the Board of Directors.

Page | 4

Cont. of the Minutes of the ESM of Embraer S.A. held on September 1st, 2021

For the Federal Government, pursuant to Paragraph 1 of Article 27 of the Bylaws, Marcelo Kanitz Damasceno, Brazilian, married, military officer, bearer of Identity Card RG No. 303.225-COMAER and enrolled with the Individual Taxpayer’s Registry (CPF/ME) under No. 263.994.400.25, residing and domiciled in the City of Brasília, Federal District, with business address in the same city, at Esplanada dos Ministérios, Eixo Monumental, bloco M, 6º andar, CEP 70045-900, as effective member and Heraldo Luiz Rodrigues, Brazilian, married, military officer, bearer of Identity Card RG No. 357.925-COMAER and enrolled with the Individual Taxpayer’s Registry (CPF/ME) under No. 033.708.348-71, residing and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address in the same city, at Avenida General Justo, 160, prédio DECEA, CEP 20.021-130, as his alternate.

For Embraer’s Employees Investment Club (Clube de Investimentos dos Empregados da Embraer—CIEMB), Alexandre Magalhães Filho, Brazilian, married, accountant, bearer of Identity Card RG No. 5.865.168-SSP/SP and enrolled with the Individual Taxpayer’s Registry (CPF/ME) under No. 435.782.848-15, residing and domiciled in the City of Taubaté, State of São Paulo, with business address in the City of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, Putim, CEP 12227-901, as effective member, and Maria Antonieta Rosina Tedesco de Oliveira Pêgo, Brazilian, married, business administrator, bearer of Identity Card RG No. 13.924.212-0-SSP/SP and enrolled with the Individual Taxpayer’s Registry (CPF/ME) under No. 100.581.568-28, residing and domiciled in the City of São José dos Campos, State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 2170, Putim, São José dos Campos, CEP 12227-901, as his alternate.

For Embraer’s non-shareholder employees, Dejair Losnak Filho, Brazilian, married, lawyer, bearer of Identity Card RG No. 16.750.758-8-SSP/SP and enrolled with the Individual Taxpayer’s Registry (CPF/ME) under No. 047.339.098-10, residing and domiciled in the City of São José dos Campos, State of São Paulo, with business address in the same city at Av. Brigadeiro Faria Lima, 2170, CEP 12227-901, as effective member, and Emerson José dos Santos Leite, Brazilian, married, mechanical engineer, bearer of Identity Card RG No. nº 233447830-SSP/SP and enrolled with the Individual Taxpayer’s Registry (CPF/ME) under No. 159.528.188-62, residing and domiciled in the City of São José dos Campos, State of São Paulo, with business address in the same city at Av. Brigadeiro Faria Lima, 2170, CEP 12227-901, as his alternate.

Closing: There being no further matters to discuss, the Chairman thanked everyone for their presence and adjourned the meeting for the drafting of these minutes, which, after being approved, were considered signed by the shareholders whose distance voting ballot were deemed valid by the Company and by the shareholders who registered their attendance through the electronic platform made available by the Company, in accordance with ICVM 481.

São José dos Campos, September 1st, 2021.

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Cont. of the Minutes of the ESM of Embraer S.A. held on September 1st, 2021

Alexandre Gonçalves Silva

Chairman

Fabiana Klajner Leschziner

Secretary

Shareholders:

Alexandre Gonçalves Silva

CIEMB – Clube de Investimentos dos Empregados da Embraer

Alexandre Magalhães Filho

Emillio Kazunoli Matsuo

JP MORGAN THE NORTHEN

STATE STREET BANK

JPMORGAN CHASE BANK

IT NOW IBOVESPA FUNDO DE ÍNDICE

IT NOW IGCT FUNDO DE INDICE

IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE

IT NOW SMALL CAPS FUNDO DE INDICE

ITAU CAIXA ACOES FI

ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAU GOVERNANCA CORPORATIVA ACOES FI

ITAU IBOVESPA ATIVO MASTER FIA

ITAU INDEX ACOES IBRX FI

ITAU SMALL CAP MASTER FUNDO DE INVESTIMENTO EM ACOES

ITAÚ ASGARD AÇÕES FUNDO DE INVESTIMENTO

ITAÚ ASGARD INSTITUCIONAL AÇÕES FUNDO DE INVESTIMENTO

ITAÚ AÇÕES DIVIDENDOS FI

ITAÚ IBRX ATIVO MASTER FIA

ITAÚ INDEX AÇÕES IBOVESPA FI

ITAÚ PREVIDÊNCIA IBRX FIA

ITAÚ QUANTAMENTAL GEMS MASTER AÇÕES FUNDO DE INVESTIMENTO

WM SMALL CAP FUNDO DE INVESTIMENTO EM AÇÕES

NORGES BANK

LEGACY CAPITAL MASTER FIM

LEGACY CAPITAL ALPHA MASTER FIM

LGCY FIA

MILES ACER LONG BIAS MASTER FDO DE INVESTIMENTO MULTIMERCADO

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Cont. of the Minutes of the ESM of Embraer S.A. held on September 1st, 2021

MILES VIRTUS MASTER FIA

MILES VIRTUS PREVIDENCIARIO MASTER FIA

MILES VIRTUS ADVISORY XP SEGUROS PREV MASTER FUNDO DE INVEST

QUEST MASTER FIM

QUEST SMALL CAPS MASTER FIA

QUEST MASTER EQUITY HEDGE FIM

AZ QUEST MASTER TOTAL RETURN FIM

AZ QUEST MULTIMANAGER BBDC FIM

GRUMARI FIA

FIA—SABESPREV BAHIA AM VALUATION

BAHIA AM FAPES FUNDO DE INVESTIMENTO MULTIMERCADO

BAHIA AM BRAZIL EQUITY FUND LLC

BAHIA AM II FIA

BAHIA AM LONG BIASED MASTER FIM

BAHIA AM SMID CAPS VALOR MASTER FIA

BAHIA AM VALUATION MASTER FIA

FP BAHIA AM TOTAL RETURN FI EM AÇÕES

BAHIA AM PREV FIFE FIM

BAHIA AM FAMILIA PREVIDENCIA FUNDO DE INVESTIMENTO EM ACOES

TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO

BNDES PARTICIPACOES S/A BNDESPAR

SANTANDER FI VALOR ACOES

SANTANDER FDO DE INV.INSTITUCIONAL ACOES

SANTANDER FDO DE INV PREVS ELECAO TOP ACOES

SANTANDER SELECAO LONG BIASED MULTIMERCADO FI

SANTANDER FI ACOES PREV

ARX INCOME MASTER FUNDO DE INVESTIMENTO EM AÇÕES

ARX INCOME PREVIDÊNCIA MASTER FUNDO DE INVESTIMENTO EM AÇÕES

ARX INCOME ICATU PREVIDÊNCIA FUNDO DE INVESTIMENTO MULTIMERCADO

BNY MELLON GLOBAL FUNDS, PLC—BANCO ITAUBANK S/A

FP ARX TOTAL RETURN FUNDO DE INVESTIMENTO EM AÇÕES

KB BRAZIL EQUITY FUND—CITIBANK DTVM S.A.

MODENA INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES

SPX NIMITZ MASTER FIM

SPX RAPTOR MASTER FI EXT MM CP

SPX PATRIOT MASTER FIA

SPX FALCON MASTER FIA

SPX APACHE MASTER FIA

SPX LANCER PREVIDENCIARIO FIM

SPX NIMITZ MASTER GERAL FI MULTIMERCADO

SPX LONG BIAS PREVIDENCIARIO MASTER FUNDO DE INVESTIMENTO MU

SPX FALCON INSTITUCIONAL MASTER FI MULTIMERCADO

CANADIAN EAGLE PORTFOLIO LLC. (RV)

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Cont. of the Minutes of the ESM of Embraer S.A. held on September 1st, 2021

SANTA FE AQUARIUS FUNDO DE INVESTIMENTO ULTIMERCADO

SANTA FE SCORPIUS FIA

BB PREVIDENCIA ACOES IBRX FUNDO DE INVESTIMENTO

BB CAP ACOES FUNDO DE INVESTIMENTO

BB ACOES GOVERNANCA FI

BRASILPREV TOP PLUS FDO DE INVEST DE ACOES

BB TERRA DO SOL FUNDO DE INVESTIMENTO MM CREDITO PRIVADO

BB CAP IBOVESPA INDEXADO FIA

BB ECO GOLD FUNDO DE INVESTIMENTO EM ACOES

BB SML 1 FUNDO DE INVESTIMENTO EM ACOES

BB BNC ACOES NOSSA CAIXA NOSSO CLUBE DE INVESTIMENTO

BB ETF IBOVESPA FUNDO DE INDICE

BB TOP ACOES SMALL CAPS FDO DE INVESTIMENTO

BB TOP ACOES EXPORTACAO FIA

BRASILPREV TOP A FUNDO DE INV DE ACOES

BB TOP ACOES IBOVESPA INDEXADO FI

BB TOP ACOES IBRX INDEXADO FI

BB TOP ACOES IBOVESPA ATIVO FI

BRADESCO FIA IBOVESPA PLUS

BRADESCO FIA INSTITUCIONAL IBRX ATIVO

BRADESCO PRIVATE FIA IBOVESPA ATIVO

BRADESCO FIA MASTER PREVIDENCIA

BRAM F.I.A IBrX-50

BRADESCO F.MP- - FGTS - CARTEIRA LIVRE

BRADESCO MULTIPORTFOLIO F.M.P FGTS CL

BRAM FIA IBRX ATIVO

BRADESCO FIA EQUITIES

BRAM FIA IBOVESPA ATIVO

BRAM FUNDO DE INVESTIMENTO EM AÇÕES

BRAM FIA IBOVESPA

BRADESCO FIA IBRX MULTIPATROCINADO

BRADESCO FIA MASTER IBRX

BRADESCO FIA MASTER SMALL CAP

BRADESCO FIA SMART ALLOCATION

FIA MEAÍPE IBX ATIVO

BRAM FUNDO DE INVESTIMENTO DE AÇÕES SMALL CAPS

BRAM H FUNDO DE INVESTIMENTO EM AÇÕES PASSIVO IBRX

BRADESCO H FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA

BRAM H FUNDO DE INVESTIMENTO AÇÕES INSTITUCIONAL

BRADESCO H FUNDO DE INVESTIMENTO DE AÇÕES SMALL CAPS

BRAM H FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA GESTÃO

FIA IBOVESPA 157

BRADESCO FIA MASTER PREVIDENCIA IBOVESPA ATIVO

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Cont. of the Minutes of the ESM of Embraer S.A. held on September 1st, 2021

ETF BRADESCO IBOVESPA FUNDO DE ÍNDICE

BRADESCO FIA SUPER AÇÃO

BRADESCO FIA ARAUCARIA (ESPELHO)

BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES SALUBRE

BRAM FF ÍNDICE ATIVO FIA (ESPELHO)

BTG PACTUAL MULTI ACOES FIA

FIA SML2

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

BRANDES GLOBAL EQUITY FUND

BRANDES GLOBAL SMALL CAP EQUITY FUND

DIMENSIONAL EMERGING MKTS VALUE FUND

EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII

IBM 401 (K) PLUS PLAN

MANAGED PENSION FUNDS LIMITED

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI

SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

THE DFA INV T CO ON BEH ITS S THE EM SLL CAPS

COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

I.A.M. NATIONAL PENSION FUND

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

ALASKA ELECTRIAL PENSION PLAN

STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV

BRANDES INSTITUTIONAL EQUITY TRUST

BRANDES INVESTMENT FUNDS PLC

FORD MOTOR CO DEFINED BENEF MASTER TRUST

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

INTERNATIONAL MONETARY FUND

THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA

UTAH STATE RETIREMENT SYSTEMS

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

ALASKA PERMANENT FUND

ESSEX COUNTY COUNCIL

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

Page | 9

Cont. of the Minutes of the ESM of Embraer S.A. held on September 1st, 2021

ISHARES PUBLIC LIMITED COMPANY

KAISER FOUNDATION HOSPITALS

BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN

CHEVRON UK PENSION PLAN

SUNSUPER SUPERANNUATION FUND

VANGUARD GLOBAL EQUITY FUND, A SERIES OF VANGUARD

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

IVESCO FTSE RAFI EMERGING MARKETS ETF

ISHARES MSCI EMERGING MARKETS SMALL CAP ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

COLLEGE RETIREMENT EQUITIES FUND

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

SPDR SP EMERGING MARKETS SMALL CAP ETF

SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

ISHARES III PUBLIC LIMITED COMPANY

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF—LENDING

AMERICAN HEART ASSOCIATION, INC.

ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND

CLARITAS INSTITUCIONAL FUNDO DE INVESTIMENTO MULTIMERCADO

KAISER PERMANENTE GROUP TRUST

DRIEHAUS INTERNATIONAL SMALL CAP G FD, A SE DRIEHAUS M FNDS

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

UPS GROUP TRUST

ISHARES MSCI BRAZIL SMALL CAP ETF

KAPITALO MASTER II FUNDO DE INVESTIMENTO MULTIMERCADO

CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

CLARITAS HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO LP

CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO

EATON VANCE RICHARD BERNSTEIN EQUITY STRATEGY FUND

CLARITAS INFLACAO INSTITUCIONAL FIM

QIC INTERNATIONAL EQUITIES FUND

QUEENSLAND INVESTMENT TRUST NO.2

FIRST TRUST BRAZIL ALPHADEX FUND

MARATHON UCITS FUNDS

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

BRANDES INTERNATIONAL SMALL CAP EQUITY FUND

MERCER QIF FUND PLC

FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND

Page | 10

Cont. of the Minutes of the ESM of Embraer S.A. held on September 1st, 2021

BNYM MELLON CF SL ACWI EX-U.S.IMI FUND

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

NORTHERN TRUST COMPANY SUB-ADVISED COLLECTIVE FUNDS TRUST

HARBOR EMERGING MARKETS EQUITY FUND

NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

INVESTERINGSFORENINGEN L PENSIONSINVESTERING, LPI A G IX AKK

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND

HARBOR DIVERSIFIED INTERNATIONAL ALL CAP FUND

THE BOARD OF THE PENSION PROTECTION FUND

MARATHON UCITS COMMON CONTRACTUAL FUND—M GLOBAL C C FUND

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

ISHARES IV PUBLIC LIMITED COMPANY

CITY OF MILWAUKEE DEFERRED COMPENSATION PLAN

THE MARATHON-LONDON EMERGING MARKETS INVESTMENT TRUST

MARATHON-LONDON GLOBAL FUND, A SUB-FUND OF THE MARATHON-LOND

CDN ACWI ALPHA TILTS FUND

EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND

EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND

EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B

LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC

RELIANCE TRUST INSTITUTIONAL RETIREMENT TRUST SERI

MARATHON UCITS COMMON CONTRACTUAL FUND—MARATHON

CLARITAS TOTAL RETURN MASTER FIM

VANGUARD EMERGING MARKETS STOCK INDEX FUND

PARAMETRIC TMEMC FUND, LP

CLARITAS ADVISORY ICATU PREVIDENCIA FIM

MSCI ACWI EX-U.S. IMI INDEX FUND B2

INVESCO STRATEGIC EMERGING MARKETS ETF

KAPITALO SIGMA LLC - BEM - DISTRIBUIDORA DE TITULOS E VALORE

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

STICHTING PENSIOENFONDS RAIL AND OPENBAAR VERVOER

CLARITAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO

CUSTODY B. OF J. LTD. RE: SMTB AXA IM E. S. C. E. M. F.

CLARITAS BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

GLOBAL ALL CAP ALPHA TILTS FUND

CLARITAS XP TOTAL RETURN PREVIDENCIA FIFE FUNDO DE INVESTIME

CLARITAS PREVIDENCIA MASTER FIFE FUNDO DE INVESTIMENTO MULTI

CF GLOBAL PORTFOLIO, LLC

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD

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Cont. of the Minutes of the ESM of Embraer S.A. held on September 1st, 2021

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

BUREAU OF LABOR FUNDS - LABOR PENSION FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

NEW YORK STATE COMMON RETIREMENT FUND

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations